Santiago, 29 de mayo de 2013.

Señor

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, el directorio de Banco Santander - Chile aprobó la celebración de las siguientes operaciones con partes relacionadas, correspondientes a contratos de tecnología:

1)	Con la sociedad Isban España:
a)	Contratos de soporte MIS corporativo, análisis implementación portal centro ayuda usuaria y herramienta conciliación posición de cambio simplificada.
b)	Proyecto tecnología Sap – Orion 2013.

2)	Con la sociedad Produban: contratos parta la implementación sistema de grabación de voz, plataforma de audio conferencia, ampliación extensores de disco, ampliación servicio QA funcional y renovación infraestructura SAP-Orion.

Con relación a estas operaciones, los directores Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Juan Pedro Santa María Pérez y Raimundo Monge Zegers manifestaron la conveniencia para el banco en la contratación de los servicios señalados, ajustándose en precio, términos y condiciones a aquellos que prevalecen en el mercado, de acuerdo también con el informe del Comité de Directores y Auditoría del banco.

Se hace presente que el director señor Vittorio Corbo Lioi se abstuvo, por la circunstancia de ser director de Banco Santander, S.A. y para el evento que pudiera estimarse que tenga interés en virtud de su posición, considerando que las empresas Isban España y Produban pertenece al Grupo Santander.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c. Superintendencia de Valores y Seguros.

Santiago, 29 of May 2013.

Mr.

Raphael Bergoeing V.

Superintendente de Bancos e

Instituciones Financieras

Present

Ref: Essential Event Report

Mr. Superintendent:

As set out in Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, reported that in our meeting yesterday, the board of Banco Santander - Chile approved the holding of the following technology contracts with related parties:

1)	With Isban society of Spain:
a)	Contract for Corporate MIS support, analysis of the implementation of user Help website and simplified system for exchange rate position reconciliation.
b)	Project Sap technology - Orion 2013..

2)	With Produban: contracts for implementing voice recording system, audio conferencing platform, disk extensor expansion, expansion of QA function and Orion SAP infrastructure renovation.

In connection with these transactions, the directors Mauricio Larrain Garces, Lucia Santa Cruz Sutil, Victor Arbulú Crousillat, Marco Colodro Hadjes, Mayanz Roberto Zahler, Roberto Méndez Torres, Spoerer Lisandro Serrano, Roberto Zahler Mayanz, Juan Pedro Santa Maria Perez and Raimundo Monge Zegers approved the contract of these services, which have been made in accordance with market price, terms and conditions, and agreed with the report of Directors and Audit Committee of the Bank.

It is stated that Mr. Vittorio Corbo Lioi abstained given that there could be a potential conflict of interest given his positon as director of Banco Santander, SA and since Produban and Isban España belong to Grupo Santander.

Sincerely yours,

Claudio Melandri Hinojosa
Gerente General

C.c. Superintendency of Securities and Insurance.